CERTIFICATE OF ADJUSTMENT
TO PURCHASE PRICE AND REDEMPTION PRICE
as amended and restated
pursuant to the Rights Agreement, dated as of November 12, 1998
(“Rights Agreement”), between MDU Resources Group, Inc.
and Wells Fargo Bank, N.A. (f/k/a Wells Fargo Bank Minnesota, N.A.), Rights Agent

The undersigned, MDU Resources Group, Inc., a Delaware corporation (the “Company”), does hereby certify, pursuant to Section 12 of the Rights Agreement, that:

•
on July 26, 2006 (the “Effective Date”), for shareholders of record on July 12, 2006, the Company split its common stock, $1.00 per share, and the preference share purchase rights appurtenant thereto (“Common Stock”), on a three-for-two basis (“Stock Split”);

•
pursuant to Section 11(n) of the Rights Agreement, as of the Effective Date, each holder of a Right (as defined in the Rights Agreement) will have the right to purchase from the Company four-ninths of one one-thousandths of a share of Series B Preference Stock, without par value, of the Company, at a purchase price of $125 per one one-thousandths of a share of Series B Preference Stock; and

•	pursuant to Section 23(a) of the Rights Agreement, as of the Effective Date, each Right shall be redeemable by the Company at a redemption price of $.00444 per Right.

This adjustment to the Rights Agreement is the result of this Stock Split and a similar three-for-two stock split in 2003. This Certificate of Adjustment to Purchase Price and Redemption Price amends and restates the Certificate of Amendment to Purchase Price and Redemption Price, dated October 29, 2003, as amended and restated, on February 2, 2004.

IN WITNESS WHEREOF, this certificate has been duly executed on July 26, 2006.

MDU RESOURCES GROUP, INC.

By: /s/ VERNON A. RAILE
                    Vernon A. Raile
                    Executive Vice President, Treasurer
    and Chief Financial Officer